Filed by EPIX Pharmaceuticals, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Predix Pharmaceuticals Holdings, Inc.
Commission File Number: 333-133513
The following communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on current expectations of the management of EPIX Pharmaceuticals, Inc. (“EPIX”). These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond the control of EPIX, and which could cause actual results to differ materially from those contemplated in these forward-looking statements. Such forward-looking statements include statements regarding: the expectation that Predix Pharmaceuticals Holdings, Inc. (“Predix”) could receive more than $307.5 million per the terms of a new deal Predix entered into with Amgen Inc. (“Amgen”) on S1P1 modulators for autoimmune diseases; the expectation that Predix will turn over the reins to a lead compound already in its preclinical portfolio to Amgen and that both companies will work jointly to create and develop new S1P1 modulators targeting one of at least five different G protein-coupled receptors that are activated by a phospholipid called Sphingosine-1-phosphate (SIP); the expectation that Amgen will be responsible for the clinical development and commercialization of any resulting product candidates; the expectation that S1P1 modulators will provide a gentler but as effective immunosuppression as widely used anti-inflammatory drugs such as methotrexate and cyclosporine without some of the off-target effects; the belief that Predix’s S1P1 agonist could induce peripheral lymphopenia, a reduction in circulating lymphocytes in the blood; the potential for this mechanism to prove beneficial in autoimmune disorders such as multiple sclerosis, rheumatoid arthritis, inflammatory bowel disease and rejection of transplanted organs, indications on which the collaboration with Amgen could focus; the expectation that Predix will eventually receive double-digit royalties on sales from Amgen; the belief that Predix’s option under the agreement with Amgen to co-promote a product from the collaboration in the U.S., down the road, will fulfill a long-standing goal of the company for full integration; the belief that the deal with Amgen validates in silico technology’s broad potential and that Amgen’s interest in the lipid-based S1P1 agonist points to its wider applicability; the expectation that, assuming a favorable shareholder vote approving the merger, the surviving entity will retain the EPIX name and Nasdaq trading symbol, and feature Predix’s early stage discovery and design capabilities with EPIX’s preclinical, clinical and regulatory capacity; the expectation that PRX-00023 for generalized anxiety disorder will complete the first of at least two pivotal Phase III trials later this year and will eventually be out-licensed; the expectation that PRX-03140 for Alzheimer’s disease will enter Phase IIa later this year; and the expectation that PRX-07034 will be developed for the treatment of obesity and for cognitive impairment associated with Alzheimer’s disease or schizophrenia. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: costs related to the merger, failure of EPIX’s or Predix’s stockholders to approve the merger, EPIX’s or Predix’s inability to satisfy the conditions of the merger, the risk that EPIX’s and Predix’s businesses will not be integrated successfully, the combined company’s inability to further identify, develop and achieve commercial success for new products and technologies, the possibility of delays in the research and development necessary to select drug development candidates and delays in clinical trials, the risk that clinical trials may not result in marketable products, the risk that the combined company may be unable to successfully secure regulatory approval of and market its drug candidates, the risks associated with reliance on outside financing to meet capital requirements, risks associated with Predix’s new and uncertain technology, the development of competing systems, the combined company’s ability to protect its proprietary technologies, patent-infringement claims, risks of new, changing and competitive technologies and regulations in the U.S. and internationally. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. These factors and others are more fully discussed in EPIX’s periodic reports and other filings with the Securities and Exchange Commission.
EPIX undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement.
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THE FOLLOWING IS THE TEXT OF AN ARTICLE APPEARING IN THE
AUGUST 1, 2006 EDITION OF BIOWORLD® TODAY
Predix In Potential $307.5M Collaboration With Amgen
By Aaron Lorenzo
Washington Editor
     In its first major partnership, Predix Pharmaceuticals Holdings Inc. could receive more than $307.5 million per terms of a new deal with Amgen Inc. on SIPI modulators for autoimmune diseases.
     Lexington, Mass.-based Predix largely will turn over the reins to a lead compound already in its preclinical portfolio to Amgen, and both companies will work jointly to create and develop new SIPI modulators. The target is one of at least five different G protein-coupled receptors (GPCRs) that are activated by a phospholipid called Sphingosine-1-phosphate (SIP), and those GPCRs play a role in multiple biological processes such as immune system activation and cardiovascular function. Amgen would be responsible for the clinical development and commercialization of any resulting product candidates.
     It’s expected that SIPI modulators “will provide a gentler but as effective immunosuppression” as widely used anti-inflammatory drugs such as methotrexate and cyclosporine, Predix President and CEO Michael Kauffman told BioWorld Today, “without some of the off-target effects.”
     That’s what lured in Thousand Oaks, Calif.-based Amgen. Indeed, Kauffman pointed to hype around a Phase III multiple sclerosis trial testing an SIPI modulator called FTY720, a product from Novartis AG, of Basel, Switzerland.
     Like that late-stage compound, he said Predix’s SIPI agonist could induce peripheral lymphopenia, a reduction in circulating lymphocytes in the blood, in effect “asking the white blood cells to be a bit quieter but not shutting them off completely.” That’s critical, Kauffman said, “because you want your immune system to be able to fight off infection but you don’t want it to cause autoimmunity.”
     That mechanism potentially could prove beneficial in autoimmune disorders such as multiple sclerosis, rheumatoid arthritis, inflammatory bowel disease and rejection of transplanted organs, indications on which the collaboration could focus.
     For competitive reasons, he declined to elaborate on specific properties of Predix’s lead SIPI agonist. But notably, it and other SIPI modulators are orally available small molecules, while newer biological products that largely avoid the immunosuppressive characteristics of methotrexate and cyclosporine are large molecules that require injections.
     Payments to privately held Predix, which is in the midst of a definitive merger agreement with publicly held EPIX Pharmaceuticals Inc., include $20 million in up-front money and up to $287.5 million more for certain clinical, regulatory and sales milestones, followed eventually by double-digit royalties on sales. Kauffman, formerly a practicing rheumatologist, called Amgen “one of the foremost leaders” in the treatment of autoimmune disease. “We really couldn’t have gotten a better partner.”
     Down the road, Predix has an option to co-promote a product from the collaboration in the U.S., fulfilling a long-standing goal of the company for full integration.
     Predix’s SIPI program was born from its structure-guided drug design technology that models GPCRs, and Kauffman said the deal validates the in silico technology’s broad potential. Already it has led to four clinical programs, all serotonin drugs, so Amgen’s interest in the lipid-based SIPI agonist points to its wider applicability.
     The transaction with EPIX, of Cambridge, Mass., is valued as a $90 million buyout of Predix. Assuming a favorable shareholder vote scheduled for Aug. 15, the surviving entity will retain the EPIX name and Nasdaq trading symbol, and feature Predix’s early stage discovery and design capabilities with EPIX’s preclinical, clinical and regulatory capacity. (See BioWorld Today, April 4, 2006.)
     “With four drugs in the clinic,” Kauffman said, “we needed to round out our staff and bring to bear our critical mass.”
     Beyond the SIPI drug class, Predix’s four clinical-stage programs are led by PRX-00023, a product for generalized anxiety disorder. Later this year, the company expects to complete the first of at least two pivotal Phase III trials, and eventually plans to out-license it.
     Its other clinical-stage drug candidates include PRX-03140 for Alzheimer’s disease, which is expected to enter Phase IIa later this year; PRX-08066 for pulmonary hypertension, which recently entered Phase II; and PRX-07034, which recently entered Phase I and is expected to be developed for obesity, as well as cognitive impairment associated with Alzheimer’s disease or schizophrenia. In addition, Predix has a partnership with the Cystic Fibrosis Foundation around two targets in that space.
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EPIX has filed a registration statement on Form S-4 with the Securities and Exchange Commission containing a joint proxy statement/prospectus in connection with the proposed merger with Predix Pharmaceuticals. Investors and security holders are advised to read the joint proxy statement/prospectus (including any amendments or supplements thereto) regarding the proposed merger because it contains important information about EPIX, Predix and the proposed transaction and other related matters. The joint proxy statement/prospectus will be sent to stockholders of EPIX and Predix seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and any amendments or supplements thereto (when they are available) and other documents filed by EPIX at the Securities and Exchange Commission’s web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free by directing such request to EPIX Pharmaceuticals, Inc. 161 First Street, Cambridge, Massachusetts, Attn: Investor Relations, tel: (617) 250-6000; e-mail: ahedison@epixpharma.com or Predix Pharmaceuticals Holdings, Inc., 4 Maguire Road, Lexington, Massachusetts 02421, Attn: Investor Relations, tel: (781) 372-3260; e-mail: investors@predixpharm.com.
EPIX and Predix and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies with respect to the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that EPIX and Predix directors and executive officers have in the merger is included in the registration statement containing the joint proxy statement/prospectus filed with the Securities and Exchange Commission and available free of charge as indicated above. Information regarding EPIX’s executive officers and directors is also available in EPIX’s Form 10-K, as amended, for the year ended December 31, 2005, which was filed with the Securities and Exchange Commission on March 1, 2006 and amended on April 28, 2006. You can obtain free copies of these documents using the contact information above.